[redacted]

08000187

JAN 0 9 2008

SECURITIES & EXCHANGE COMMISSION
OFFICE OF INVESTOR
EDUCATION & ASSISTANCE

SUPPL

File No. 82-188
December 28, 2007

Re: Kirin Holdings Company, Limited – Timely Disclosure of News Release

Dear Ladies and Gentlemen

In connection with our timely disclosure of news release, we hereby furnish you with a copy of the following information, which we are submitting simultaneously to the Securities and Exchange Commission:

News release re:

- **Completion of acquisition of all shares in National Foods Limited**

If you have any further questions or requests for additional information please do not hesitate to contact Makoto Ando at 011-813-5540-3455(telephone) or 011-813-5540-3550(facsimile).

SEC
Mail Processing
Section

JAN 10 2008

Washington, DC
104

Very truly yours,

Kirin Holdings Company, Limited

By Ippei Maeda
Name: Ippei Maeda
Title: General Manager,
Corporate Communications Dept.

PROCESSED
JAN 15 2008
THOMSON
FINANCIAL

1/14

December 28, 2007

Completion of acquisition of all shares in National Foods Limited

KIRIN HOLDINGS COMPANY, LIMITED

10-1, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan (URL http://www.kirinholdings.co.jp/english/)

Code No.: 2503

Shares Listed: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo

Representative: Mr. Kazuyasu Kato, President

For further information, please contact: Mr. Ippei Maeda, General Manager, Corporate Communications Department

Telephone: 81-3-5540-3455 from overseas

Kirin Holdings Company, Limited today announced that the Company has completed its acquisition of all shares in National Foods Limited. The transaction was initially announced through two press releases as titled and dated as below.

Attachments:

1. Kirin acquires National Foods Limited, the leading dairy and beverage producer in Australia (November 8th, 2007)
2. Process of acquisition of National Foods Limited: additional disclosure (December 10th, 2007)

November 8, 2007

Kirin acquires National Foods Limited, the leading dairy and beverage producer in Australia

-- Aiming at a "quantum leap in growth" by accelerating group synergies and establishing a basis for growth in the area of "food and health" in Asia and Oceania --

[Tokyo, November 8, 2007] Kirin Holdings Company Limited (Tokyo, Japan; President and CEO, Kazuyasu Kato; hereafter, "Kirin") resolved to acquire all shares in National Foods Limited (Melbourne, Australia; Managing Director, Ashley Waugh, hereafter, "National Foods,") from San Miguel Corporation (Manila, the Philippines; Chairman and CEO, Eduardo M. Cojuangco, Jr.; hereafter, "San Miguel").

Kirin is to acquire all shares in National Foods from San Miguel by the end of 2007 and make National Foods a consolidated subsidiary. The transaction values the business at A$2.8 billion※ (approximately ¥294.0 billion, including interest-bearing debt of approximately ¥200.0 billion). Kirin will fund the transaction through debt.

※ A$1.00 = ¥105. The transaction value may increase by a maximum of A$100 million (approximately ¥10.5 billion) subject to National Foods' FY2007 performance.

Through the investment, Kirin will obtain a robust growth platform for businesses in the area of "food and health," which helps to reinforce the foundations for a quantum leap in growth as well as boost the Group's presence in Asia and Oceania.

In the Group's Long-Term Business Framework "Kirin Group Vision 2015 (KV2015)," Kirin targets a "quantum leap in growth," with 2015 sales (including liquor tax) targeted to reach 3 trillion yen and contribution from overseas sales (excluding liquor tax) and operating income targeted to reach 30%. Implementing strategies of becoming an integrated beverage group, internationalizing its businesses, and developing its health foods and functional foods business, Kirin has started its 2007-2009 Kirin Group Medium-term Business Plan KV2015 Stage 1.

Kirin has been pursuing its global strategies through business developments in China as well as investments in Lion Nathan Limited in 1998 and beverage and food conglomerate San Miguel in 2002, in which Kirin is one of the largest shareholders. Kirin has since been able to leverage the strong competitive positioning of its strategic partnerships in Asia and Oceania. Through the acquisition of all shares in National Foods from San Miguel, Kirin will obtain a new growth opportunity in the Australian dairy products, beverages and specialty cheese businesses. By adding National Foods' strong brands to its product portfolio, Kirin is laying the strong business foundations in the field of "food and health" business in Asia and Oceania. The purchase of National Foods offers Kirin an opportunity of engaging with the management of Lion Nathan to explore opportunities for synergies in a range of areas as well as the new alliance of National Foods with Kirin Beverage Corporation.

National Foods is a leading Australian manufacturer of dairy products and beverages with high growth potential and profitability from a strong branded product portfolio with over 100 years of history, manufactured from 24 production sites. Amongst its key brands are; "Pura Milk," a leading milk brand; "Yoplait" (under license in Australia), a world-leading yogurt brand and; "Berri," a leading juice brand. National Foods' operational diversification has been accelerated in recent years with the acquisition of the No.1 Australian juice company Berri in 2005 and specialty cheese producer Lactos in 2006. National Foods has also leveraged its strong operational platform in Australia internationally, expanding its business into New Zealand, Malaysia and Indonesia, establishing production facilities in each country. Post acquisition, National Foods will continue to pursue business expansion opportunities in Asia and Oceania, in alignment with target geographies set out in KV2015. Further, Kirin will assist in the future

growth of National Foods by applying its technological, research and marketing expertise to National Foods' product portfolio.

Kirin Group aims to further increase its corporate value through a quantum leap in growth and creation of 'Group premium' targeted in KV2015. Kirin will always stay close to its customer and continues to promote the joys of 'food and health' under the Group slogan, 'Tastes that make you smile.'

Supplementary materials: Corporate fact sheets, 2 pages
Reference materials: Kirin Group's Overseas Business Expansion and National Foods Related Information, 2 pages

For further information please contact:

Corporate Communications Department
KIRIN HOLDINGS COMPANY, LIMITED
10-1, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan
TEL: +813-5540-3448
URL: http://www.kirinholdings.co.jp/english/

Corporate Fact Sheet

[National Foods Limited]

1. Corporate Name: National Foods Limited

2. Location of Headquarter Office: Melbourne, Victoria, Australia

3. Representative: Ashley Waugh※Managing Director
   ※ Ashley Waugh will remain as MD after the acquisition. Masaki Harada will be seconded from Kirin Holdings as standing board member to National Foods from January 1, 2008.

4. Capital Stock: (As of FY ended December 2006) A$680 million (Approx. ¥71.4 billion)
   ※A$1.00 = ¥105

5. Financial Results: (As of FY ended December 2006) Net sales: A$1.84 billion (Approx. ¥193.2 billion)
   Operating income: A$0.17 billion (Approx. ¥17.9 billion)
   ※ A$1.00 = ¥105

6. Number of Employees: (As of FY ended December 2006) About 3,500

7. Business Description: (Percentage of group sales, market share ranking in Australia) (As of FY ended December 2006) Milk (46%, No.1), Dairy Foods (11%, Yogurt: No.1, Desserts: No.1), Juice (27%, No.1), Cheese and Gourmet Foods (11%: Specialty cheese: No.1), International Business (5%)

8. Core brands: Pura Milk (milk), Big M Flavored Milk (flavored milk), Farmers Union Iced Coffee (flavored milk) Masters (flavored milk), King Island Dairy (cheese), Tasmanian Heritage (cheese), Yoplait (yogurt), Berri (juice)

9. Manufacturing Base: Total number of facilities: 24 (19 in Australia, 1 in New Zealand, 2 in Malaysia, 2 in Indonesia)

10. Company's Milestone:

1991	JV established by dairy farmer and food manufacturer then listed on Australia Stock Exchange
1992	Dairy company acquired
1995	Large-sized acquisition strategy commenced. Distributorship for French brand Yoplait acquired. Sales of Yoplait brand started in the following year
1999	Pura brand launched. It became Australia's first and only national milk brand
1999	Beverage division separated
2000	Big M brand acquired
2001	King Island Company acquired. Entered into specialty cheese market
2002	Won first national supermarket house brand milk contract
2005	Company acquired by San Miguel Corporation San Miguel subsidiary Berri Limited merged with NFL
2006	Specialty cheese manufacturer Lactos Pty Ltd acquired
2007	To be acquired by Kirin Holdings Company, Ltd.

Corporate Fact Sheet

[San Miguel Corporation]

1. Corporate Name:	San Miguel Corporation
2. Location of Headquarter Office:	Mandaluyong City, Manila, the Philippines
3. CEO:	Eduardo M. Cojuangco, Jr.
4. Capital Stock: (As of FY ended December 2006)	PHP152.5 billion (Approx. ¥381.3 billion) ※ PHP1.00 = ¥2.5
5. Financial Results: (As of FY ended December 2006)	Net sales: PHP 249.7 billion (Approx. ¥624.3 billion) Operating income: PHP 20.6 billion (Approx. ¥51.5 billion) ※ PHP1.00 = ¥2.5
6. Number of Employees: (As of FY ended December 2006)	27,349
7. Business Description: (Percentage of group sales) (As of FY ended December 2006)	Alcoholic Beverage: Manufacturing and sales of beer, liqueur (26%) Soft Beverage: Manufacturing and sales of soft drinks (15%) Food & Agri: Flour milling, meat processing, other (25%) National Foods: Dairy products and beverages, other (27%) Packaging: Can, plastics and glass containers (7%)
8. Core brands:	San Miguel Pale Pilsen, San Mig Light, Red Horse
9. Manufacturing Base:	Total number of facilities: 107 (57 in the Philippines, 2 in Thailand, 4 in Indonesia, 11 in Vietnam, 22 in Australia, 6 in Malaysia, 5 in China)

10. Company's Milestone:

1890	Company established
1922	Began beverages production
1938	Packaging business launched
1949	Hong Kong brewery completed (overseas operations started)
1981	Established JV with Coca Cola and New Zealand Dairy
1987	Acquired La Tondena Distillers Began operation of liqueur business
1991	JV with Yamamura Glass established
1993	JV and manufacturing facility in Indonesia established
1996	License agreement with Miller Began can manufacturing operations
2000	Acquired Australian premium beer manufacturer J. Boag & Son
2001	Acquired meat processing company Purefoods Corporation - Achieved 75% share of domestic processed food market - Reacquired Coca Cola Bottlers Philippines, Inc. - Acquired Cosmos Bottling Corp., attained 90% share of domestic beverages market combined with Coca Cola
2002	Kirin Brewery (current Kirin Holdings) invested 15.55% in the Company
2004	Acquired 51% of the leading Australian juice manufacturer Berri Ltd.
2005	Kirin Brewery made additional investment in the Company for twice in January and April (current investment ratio: 19.92%, as of September 2007)
2005	Acquired dairy manufacturer National Foods Limited
2007	Sold shares in Coca Cola Bottlers Philippines, Inc.
2007	Sold shares in Del Monte Pacific Ltd.

(Appendix 1)

Kirin Group's Overseas Business Expansion

1. Overseas Business Expansion of the Kirin Group

(1) Overseas Alcohol Beverage Business

Product portfolio includes a wide range of alcoholic beverage products, including beer, Four Roses Bourbon, and Raymond wine. Kirin's overseas alcohol beverage business originated in 1949 when it first exported beer to Hawaii, and has expanded its distribution networks to Southeast Asia and other regions in the U.S., and subsequently to Europe, Australia and others. Kirin Group has significantly increased its presence in Asia and Oceania through its investment in Lion Nathan (initially made a 45% investment in 1998; currently owns 46.1% of the company). In 2002, the Group acquired 15% of San Miguel, the largest beverage/food conglomerate in the Philippines (followed by increase in investment, resulting in a 19.92% stake today), and has formed a good partnership such as joint-procurement initiative among Kirin, San Miguel and Lion Nathan to purchase malt. In China, Kirin Group's strategy is to focus on establishing a presence in three regions, namely Yangtze Delta, Pearl River Delta, and the three Northern Provinces through Kirin (China) Investment Co., Ltd., its subsidiary in Shanghai.

(2) Overseas Soft Drinks Business

Kirin Beverage Corporation (hereafter, "Kirin Beverage") has expanded into growing overseas markets with a particular focus on China and other countries in Asia/Oceania. Kirin Beverage established Shanghai Jin Jiang Kirin Beverage & Food Co., Ltd. in 1996, and Beijing President Kirin Beverage Corporation in 2004. Kirin Beverage applies its unique technological expertise and product development capability to its overseas expansion, and has contributed to its growth in the Chinese soft drinks market. Kirin Beverage also sells *Kirin Gogono-Kocha* in Taiwan through licensing agreements with local companies, and has been distributing *Kirin Nama-cha* in Thailand since 2006 through the founding of Siam Kirin Beverage Co., Ltd., which became its first footprint in the ASEAN region, in 2005. Overall, Kirin Beverage has been successful in marketing and selling unique Kirin brand products in overseas markets.

(3) Overseas Seasonings Business

Kirin Food-Tech Co., Ltd. (changed its name from Takeda-Kirin Foods Corporation in April 2007), which applies its fermentation technology and biotechnology to the developing and manufacturing of seasonings and food products, has recently established a factory in Indonesia to entertain growth in the Asian processed food industry. The factory aims to achieve one of the top-level productivity and quality, and has started its test operation since July 2007.

(4) Further Expansion into Overseas Markets

~In Order to Achieve 30% Overseas Revenue and Operating Income by 2015~

- Become a leading company in Asia and Oceania
- Overseas business expansion with particular focus on China and the East Asian region including ASEAN countries
- Build competitive advantage by creating synergies and unique business models through alliances
- Provide products and services that best fit the needs of local consumers, especially in the area of "food and health"

2. Kirin Group Overseas Revenue



Kirin Group Overseas Revenus (billion yen)
300
250
200
150
100
50
0
153.5
154.0
81.1
204.9
218.7
222.1
243.5
2000
2001
2002
2003
2004
2005
2006

(Appendix 2)

National Foods Related Information

1. Australian Market Trends

With a per capita GDP of A$49,414 (approximately ¥5.2 million※) and per capita disposable income of A$27,537 (approximately ¥2.9 million) for the year 2006, Australia is a country with high buying power. It is also a market with high growth expectations, with projected per capita GDP growth of 3.9% and per capita disposable income of 4.4% in 2007

Backed by the rise in consumer concern about "food and health," the food and beverages sector in Australia grew by 3.4% YoY to A$53.4 billion (approximately ¥5.6 trillion) in 2006 and is expected to grow at a CAGR of 4.9% annually from 2006 to 2011.

National Foods is a leading dairy products and beverages company with No.1 market share in milk, dairy products, juice, and specialty cheese segments. The company has established an extensive operational base in Australia.

Source: The Economist, Euromonitor

※ A$1.00 = ¥105

2. Domestic Market Share of National Foods Limited in 2006

	Share (Ranking)	Market Size
Milk	36% (No.1)	2,166,000KL
Dairy Foods (Yogurt)	28% (No.1)	76.2bn yen
Dairy Foods (Desserts)	49% (No.1)	19.0bn yen
Chilled Juice	59% (No.1)	37.0bn yen
Non-Chilled Juice	39% (No.1)	57.0bn yen
Specialty Cheese	53% (No.1)	30.5bn yen

Source: Dairy Australia, Nielsen, Aztec

※ A$1.00 = ¥105

December 10, 2007

Process of acquisition of National Foods Limited: additional disclosure

KIRIN HOLDINGS COMPANY, LIMITED

10-1, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan	(URL http://www.kirinholdings.co.jp/english/)
Code No.:	2503
Shares Listed:	Tokyo, Osaka, Nagoya, Fukuoka and Sapporo
Representative:	Mr. Kazuyasu Kato, President
For further information, please contact:	Mr. Ippei Maeda, General Manager, Corporate Communications Department

Telephone: 81-3-5540-3455 from overseas

Kirin Holdings Company, Limited ("Kirin"), having announced on November 8, 2007 that it had resolved to acquire all shares in Australia's leading dairy and beverage producer National Foods Limited, has released the following additional information.

1. Additional information on acquisition of shares

(1) Details of acquisition procedure

To acquire the outstanding shares of National Foods, Kirin will, through Kirin Holdings (Australia) Pty Ltd., a special purposes company established in Australia by Kirin, acquire all 500,000,001 shares of San Miguel Foods Australia Holdings Pty Ltd., the holding company of National Foods.

(2) Acquisition scheme

An outline is presented in the attached schematic diagram.

Note: San Miguel and Kirin respectively established a holding company and a special purposes company in Australia in order to maximize tax efficiency under Australian law.

2. Financial outline of San Miguel Foods Australia Holdings Pty Ltd. (non-consolidated)

Note: Figures and results are for 2006, translated into millions of yen from Australian dollars at Aus$1 = ¥86.63

(1)	Total assets	187,205
(2)	Net assets	35,249
(3)	Capital	43,315
(4)	Net sales	Nil
(5)	Ordinary income	(6,408)

Ends

Attachment

Schematic diagram: Acquisition of National Foods by Kirin Holding Company, Limited


Prior to acquisition
After acquisition
Japan
Australia
SMC
20%
KIRIN Holdings
100%
SMFAH
100%
NFL
SMC
20%
KIRIN Holdings
100%
100%
SMFAH
100%
NFL

SMC: San Miguel
SMFAH: San Miguel Foods Australia Holdings Pty Ltd.
NFL: National Foods Limited
KH (AH): Kirin Holdings (Australia) Pty Ltd.

END